May 31, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Re:      Ubarter.com Inc.
         Registration Statement on Form SB-2 (File No. 333-71411)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of our Registration Statement referenced above. This Registration Statement has been terminated due to the proposed acquisition of Ubarter.com Inc. Under separate cover, Ubarter.com Inc. will file a Form 15 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934.

     Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

     Otherwise, please direct all inquiries to Robert Benson at (206) 239-1005.

                                         Respectfully,

                                         UBARTER.COM INC.


                                         /s/ STEVEN WHITE
                                         ---------------------------------------
                                         Steven White
                                         Chairman and Chief Executive Officer